SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2005

                        Commission File Number 000-28996

                                   ----------



                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name Into English)


                     13 MOZES STREET, TEL AVIV 67442, ISRAEL
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F  X            Form 40-F
               ----                    ----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes                     No  X
         ----                   ----

      If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .
                                                 ------

                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1  Press release, released publicly on September 12, 2005.

This Form 6-K is being incorporated into the Registrant's Registration Statement on Form F-4 filed with the Securities and Exchange Commission on September 1, 2005.


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELBIT MEDICAL IMAGING LTD.
                                       --------------------------
                                       (Registrant)


Date: September 12, 2005               By: /s/ Shimon Yitzhaki
                                          ----------------------------
                                       Name:  Shimon Yitzhaki
                                       Title: President

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.       DESCRIPTION
-----------       -----------

99.1              Press release, released publicly on September 12, 2005.